

ITEX

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ITEX CORPORATION

Annual Report 2003-2004

ITEX

ITEX CORPORATION

Annual Report 2003-2004



A MESSAGE TO OUR STOCKHOLDERS

It has been a busy year at ITEX Corporation. We are pleased that we made significant progress during fiscal 2004, but we are not nearly finished with the work that has to be done. Although our member base contracted slightly and sales declined by 3%, we turned in solid profits, eliminated all long-term debt and continue to generate positive cash flow. We believe the barter industry is faced with flat to declining revenue, however we have a plan to reverse the trend at ITEX. Our job is to share a compelling message with prospective businesses, to assist them to filter through the noisy intersection of competing companies, resulting in ITEX becoming their preferred vendor for non-cash transactions.

During fiscal 2004 we successfully sold all five of our corporate-owned offices. These divestitures helped to reduce our operational costs, strengthened our balance sheet as well as significantly improved our cash flow. We expensed our equity-based compensation and eliminated all outstanding stock options. We emphasized transparency in our financial filings, making them easier to understand for the investor.

Our focus in 2004 was on supporting our Broker Network, improving operational execution and enhancing our payment processing technology. As a result, we created a stronger, more efficient business model. Additional initiatives are in places which are intended to enhance our growth and raise market share, including *Powered by ITEX* ("PBI"), a new and dynamic Internet application for existing and prospective members that is scheduled to launch early next calendar year. Clearly, the combination of ITEX's technology and Broker Network is a powerful tool.

Our accomplishments in fiscal 2004 include:

- Sale of all five corporate-owned offices
- Operational profits of $1,031,000 and total profits of $2,653,000
- Increased assets from $1,920,000 to $2,923,000
- Reduced total liabilities from $2,310,000 to $696,000 (a 70% reduction)
- Retirement of all long-term debt
- Settled all material legal proceedings
- Relocated corporate headquarters to Bellevue, Washington
- Focused the business model on technology and business-to-business payment processing

Focus and Performance

In 2004 we strengthened the balance sheet and improved cash flow. We demanded a return on investment from all aspects of our business model and eliminated non-performing functions and departments. We established stability in virtually all facets of our operation, setting the foundation for additional growth in revenue and profitability in 2005. Our earnings per share, before the net gain from corporate office sales, represented solid performance and turned the corner on many years of annual losses. Our focus was not on growth during 2004. Our challenge for 2005 is growth, while maintaining profits. We hope to see positive growth results by the second half of the fiscal year.

ITEX remains focused on its technology for the non-cash transaction marketplace. Our goal is to strengthen and grow our existing ITEX Exchange and open new markets with our technology.

Summary

There is good cause to be pleased with ITEX's performance in 2004, and more reason still for believing that 2005 will build upon last year's success. We anticipate expansion of our customer base and developing applications of our payment processing technology. The management and employees of ITEX are committed to growing revenue accompanied by sustainable growth in profitability through operational excellence. Building on our progress, we are confident that ITEX can continue to grow and create long-term value for stockholders.

To meet the challenges that lie ahead from a competitive perspective, we will analyze and evaluate strategic opportunities to develop, acquire or enter into alliances that when paired with our offerings, will strengthen our ability to diversify our sources of revenue, penetrate even deeper into the markets we serve, and deliver greater value and new capabilities to our members.

I would like to extend the Company's gratitude to our employees and the Broker Network, whose dedication and drive is a vital component in our success; to our members, to whom we strive to deliver value and service daily; and to our valued stockholders for your continuing interest and support.

We are excited by the tremendous opportunities that lie ahead, and confident we can continue to deliver positive results and maintain profitability in fiscal 2005.

Sincerely yours,

Steven White
Chairman of the Board
Chief Executive Officer

DESCRIPTION OF BUSINESS

We are a technology company that provides a business-to-business payment system for non-cash transactions. We service our business members through our independent licensed broker ("ILB") and franchise network (together, the "Broker Network") in the United States and Canada. Our business services and payment systems enable more than $170 million a year in transactions to be processed between approximately 13,000 member businesses which, collectively, make up the ITEX Exchange. We administer the ITEX Exchange and act as a third-party record-keeper for transactions entered into by the members. We charge association fees and percentage-based transaction fees.

We manage the ITEX Exchange utilizing a currency called "ITEX dollars," to enable our members to purchase from and sell their products or services to other members using ITEX dollars instead of cash. An ITEX dollar is an accounting unit used by the ITEX Exchange to record the value of transactions as determined by the parties in the exchange. ITEX dollars denote the right to receive goods or services available from other ITEX Exchange members, or the obligation to provide goods or services to other exchange members. ITEX dollars may only be used in the manner and for the purpose set forth in the rules of the ITEX Exchange. ITEX dollars are not intended to constitute legal tender, securities or commodities.

We assist members in marketing their products and services through our Broker Network, newsletters, email, faxes, on our website at www.itex.com and through other promotional means. Sales are generally conducted by members directly, but can be facilitated by our ILBs and franchisees. Generally, sales are made at or near prevailing retail prices.

The use of the ITEX Exchange assists businesses to increase sales and market share, decrease cash expenditures, reduce surplus inventory and take advantage of underutilized capacity. The ITEX Exchange is especially useful to businesses where the variable costs of products or services are low, such as hotels, media, and other service related businesses. For example, a hotel that has not filled its rooms by the end of the day has lost potential revenue, but still has nearly the same overhead associated with owning and maintaining its facility.

For tax purposes, the Internal Revenue Service considers ITEX dollar sales to be equivalent to cash sales and an ITEX dollar expense to be equal to a cash dollar of expense. ITEX is obliged under the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) to send Forms 1099-B to each of our members and to the Internal Revenue Service (which we do electronically). The Form 1099-B reflects the total ITEX dollar sales made by the member for the calendar year, less the amount of any returns. ITEX dollars received (sales) are required to be reported as gross income in tax returns. Expenditures of ITEX dollars may be reported as deductions in tax returns if they qualify as a deductible business expense or as other deductions that are permitted by the Internal Revenue Code.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(In thousands)

Overview

At July 31, 2004, our Broker Network was comprised of more than sixty ILBs and franchises in the United States and Canada. Our revenues are derived from transactions processed between ITEX Exchange members. We charge association fees for each of the 13 four-week accounting cycles per year and percentage-based transaction fees. We also receive fees paid in ITEX dollars, which we use to pay a portion of our own operating expenses. See "Account Policies and Estimates" below for a summary of our revenue recognition policies and how we account for our ITEX dollar activities.

As of July 31, 2003, we owned five corporate-owned offices. Between August 2003 and March 2004 all of these corporate-owned offices were sold. Our audited financial information presents the effect of these dispositions. The dispositions were consistent with our strategic objectives of reducing corporate overhead and supporting our Broker Network, while seeking to generate sustainable growth in profitability. Compared to the previous year, the fiscal 2004 results were impacted significantly by these dispositions and are summarized as follows:

Condensed Results (000's)

	Three Months Ended July 31,		For the Fiscal Year Ended July 31,	
	2004	2003	2004	2003
Revenues	$ 2,514	$ 2,452	$ 10,283	$ 10,595
Operating Cost and Expenses	(2,279)	(3,190)	(9,252)	(11,237)
Operating income (loss)	235	(738)	1,031	(642)
Other income - net	3	(28)	1,622	15
	238	(766)	2,653	(627)
Income tax expense	—	—	—	—
Net income (loss)	$ 238	$ (766)	$ 2,653	$ (627)
Net income (loss) per common share				
Basic	$ 0.01	$ (0.04)	$ 0.15	$ (0.03)
Diluted	$ 0.01	$ (0.04)	$ 0.15	$ (0.03)

The five corporate-owned offices were sold in fiscal year 2004 for a total of $2,280, with $150 payable on the dates of purchase and the balance financed over five to seven years. "Other income" during the 2004 fiscal year recognizes a gain of $1,654 from the sale of these offices, after discounting the carrying value of the notes receivable in the amount of $179. The disposition of the offices substantially contributed to the reduction in our selling, general and administrative costs, to $2,044 during the current fiscal year from $3,539 during the prior fiscal year. Further contributing to lower expense levels were our actions to reduce staff, limit franchising efforts, renegotiate contracts, change management, and effective February 2004, to move our principal executive offices from Sacramento, California to Bellevue, Washington.

Net income for the fiscal year ended July 31, 2004 was $2,653, which was $3,280 higher than the 2003 fiscal year, which showed a net loss of ($627). Earnings per share for the fiscal year ending July 31, 2004 and 2003 were $0.15 and $(0.03) respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS *(Continued)*

Results for operations for the fourth quarter of fiscal 2004 included net income of $238, compared to a fourth quarter loss of ($766) for fiscal 2003. During the comparable 2003 fiscal quarter, several write-downs were realized, and reserves were taken for accounts receivable and legal accruals.

During the fiscal year ended July 31, 2004 our operating activities generated net cash of $28, and we generated $421 in net cash from our investing activities, which consisted primarily of sales of corporate-owned offices. In contrast, during fiscal 2003 our operating activities used net cash of ($74), and we generated $69 in net cash from our investing activities, which consisted primarily of sales of corporate-owned offices.

During the 2004 fiscal year we reduced our current liabilities to $696 at July 31, 2004, from $2,310 at July 31, 2003. At July 31, 2003, $874 of our current liabilities consisted of commissions payable to our Broker Network, compared to $444 at July 31, 2004. The reduction in commissions payable is attributable to the acceleration of the payment of broker commissions, which began in May 2004, reducing the holding time of brokers' final commissions from five weeks to three weeks. This change in holding time resulted in a payment of $212 to the Broker Network. During the 2004 fiscal year, we also eliminated 2003 fiscal year end liabilities for legal settlements and fees in the amount of $516, and repaid outstanding notes payable of $324. Our cash and cash equivalents position at the 2004 fiscal year end was $215, compared to $104 at July 31, 2003.

The sales of our corporate-owned stores were financed through notes receivable, payable to ITEX over a period of five to seven years. Consequently, the net cash provided by this investing activity is of limited duration. During the quarter ended July 31, 2004, net cash from investing activities was $421.

Revenue growth is an important challenge facing the Company. Revenue for fiscal year ended July 31, 2004, decreased 3% to $10,283 from $10,595 during the prior fiscal year. Revenues for the three-month period ended July 31, 2004, were up 3% compared to the same period ended July 31, 2003. Management attributes the fiscal revenue decline in part to the nature of the industry, which currently appears to have stagnant growth, its own mature Broker Network, and its own fiscal 2004 emphasis on profits rather than growth. Management intends to seek to increase revenues during fiscal 2005 and believes a successful result will depend on the Company's ability to meet the challenge of expanding and enhancing its Broker Network. ITEX intends to do this by enhancing its payment processing technologies and product and service offerings, including further website development, and by assisting its Broker Network to acquire certain local competitors. As part of its acquisition activities, ITEX may finance a portion of the acquisition cost and recover its investment over a period of time. Our subsequent operational expenditures during fiscal 2005 are expected to further emphasize these objectives.

MANAGEMENT'S DISCUSSION AND ANALYSIS *(Continued)*

Revenue, Costs and Expenses

The following table sets forth, for the periods indicated, our selected consolidated financial information for the fiscal years ended July 31, 2004 and 2003, with amounts expressed as a percentage of total revenues:

	Fiscal Years Ended July 31, 2004		2003	
	Amount	Pct*	Amount	Pct*
Revenue:				
ITEX Exchange revenue	$ 10,283	100%	$ 10,595	100%
Costs and expenses:				
Cost of ITEX Exchange revenue	6,849	67%	6,384	60%
Selling, general and administrative	2,044	20%	3,539	33%
Regulatory and litigation	203	2%	580	5%
Depreciation and amortization	143	1%	547	5%
Proxy costs	13	0%	187	2%
	9,252	90%	11,237	106%
Income (loss) from operations	1,031	10%	(642)	-6%
Other income (expense)	1,622	16%	15	0%
Net Profit (Loss)	$ 2,653	26%	$ (627)	-6%

* Percent of Total Revenue

The ITEX Exchange earned revenue for the three-months period ended July 31, 2004 and 2003 of $2,514 and $2,452 respectively and for the full fiscal year ended July 31, 2004 and 2003 of $10,283 and $10,595, respectively. Our revenues are up 3% for the three-month period ended July 31, 2004 compared to 2003, and down 3% for the fiscal year ended July 31, 2004 compared to 2003. Our plans to increase revenue during fiscal 2005 are discussed in the previous section.

Following are the components of association fees and transaction fees applicable to the ITEX Exchange, which are included in the consolidated totals:

Revenues by Category	2004	2003
Association fees	$ 2,950	$ 3,052
Transaction fees	7,070	7,271
Franchising	20	50
Other fees	243	222
	$ 10,283	$ 10,595

MANAGEMENT'S DISCUSSION AND ANALYSIS *(Continued)*

The number of members of the ITEX Exchange at the end of fiscal 2004 and 2003 and the average revenue per member were as follows (actual numbers):

	2004	2003
Average number of members	13,412	14,867
Average annual revenue per member	$ 767	$ 713

We incurred costs of revenue for the three-month periods ended July 31, 2004 and 2003 of $1,675 and $1,517 respectively, and for the fiscal year ended July 31, 2004 and 2003 of $6,849 and $6,384, respectively. Our increased costs of revenue for the fiscal year and quarterly period ended July 31, 2004 compared to 2003 are due to increased commissions paid to franchisees and brokers in lieu of selling, general and administrative expenses incurred for corporate-owned offices. Despite the sales of the corporate-owned offices, we maintain the revenue stream generated from those offices through transactions and association fees. We did not generate revenue from new franchise sales during the quarter.

Selling, General and Administrative Costs

Selling, general and administrative costs include payroll, employee benefits, and other headcount related costs associated with personnel, advertising, promotions, seminars, and other programs, as well as facilities, human resources, and other administrative fees. As expected from the sale of corporate-owned offices as well as our actions to reduce staff and limit our franchising efforts, our selling, general and administrative expenses are lower, reduced to $558 from $1,037 for the three-month period ended July 31, 2004 and 2003, respectively, and to $2,044 from $3,539, for the fiscal year ended July 31, 2004 and 2003, respectively. Payroll for the current quarter was $320 compared to $395 for the prior year quarter and $1,078 for the fiscal year ended July 31, 2004 compared to $1,687 for the 2003 fiscal year. Franchise expenses for the current quarter was $4 compared to $47 for the prior year quarter and $19 for the 2004 fiscal year, compared to $196 for the 2003 fiscal year.

The disposition of our corporate-owned offices substantially contributed to the reduction in our selling, general and administrative costs. Further contributing to lower expense levels were our actions to reduce staff, limit franchise marketing efforts, renegotiate contracts, change management, and move our executive offices from California to Washington.

Costs and Expenses of Regulatory and Litigation Matters

During the third quarter we settled outstanding lawsuits and realized a net reduction of legal accruals of $101, representing the difference between the net costs of the litigation matters and prior accruals taken, together with the recovery of certain of the litigation expenses included in prepaid and other. Total regulatory and litigation costs for the fiscal year ended July 31, 2004 decreased to $203, compared to $580 for fiscal 2003. Regulatory and litigation costs for the three month periods ended July 31, 2004 and 2003, were $48, and $505, respectively.

Depreciation and Amortization

We recognized depreciation and amortization expense for the fiscal year ended July 31, 2004 and 2003 of $143 and $547, respectively, and for the three-month periods ended July 31, 2004 and 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS *(Continued)*

of $2 and $131 respectively. The decrease is primarily a result of the disposal of the five corporate-owned offices during fiscal 2004 and unnecessary assets. We depreciated to zero all assets in the second quarter and we recognized new purchases and depreciable assets beginning in the third quarter.

Recoverability of Deferred Tax Assets

The Company had net operating losses of $20,320 at the beginning of fiscal 2004, of which $555 was used during the fiscal year to offset taxable income. Therefore, $19,765 of net operating losses is available to offset future taxable income. Generally Accepted Accounting Principles allow the resulting tax savings to be recorded as a deferred tax asset if management believes if it is more likely than not that the Company will generate future taxable income.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generating of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. At this time, management has concluded that it is uncertain if the Company will realize the benefits of these deductible differences, as there can be no assurance that the Company will generate the necessary taxable income in any future periods.

Financial Condition

Cash and cash equivalents increased by $111 during the fiscal year ending July 31, 2004. The change in cash and cash equivalents is as follows:

	Fiscal Year Ended July 31,	
	2004	2003
(in thousands)		
Cash provided (used) by operating activities	$ 28	$ (74)
Cash provided (used) by investing activities	421	69
Cash provided (used) by financing activities	(324)	5
Effective exchange rate on cash and cash equivalents	(14)	14
Increase (decrease) in cash and cash equivalents	$ 111	$ 14

Operating Activities

During the fiscal year ended July 31, 2004, we funded our activities from cash provided by operations and from proceeds from sales of corporate-owned offices. Cash provided by operations and investing activities totaled $449. Cash generated by our operating activities totaled $28 during fiscal 2004. In contrast, during fiscal 2003 our operating activities used net cash of ($74). The Company used funds from its operations and investing activities to reduce payables and certain other liabilities. During the 2004 fiscal year we reduced our current liabilities to $696 at July 31, 2004, from $2,310 at July 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS *(Continued)*

We operate using four-week billing and payroll cycles. The timing difference between the four-week cycles and our reporting periods causes fluctuations in cash, accounts receivable and broker commissions. The timing of autopay runs created from members who have allowed us to retain their credit card or checking account information directly affects our cash and accounts receivable. If an autopay run falls near the end of a reporting period, it is likely our cash balance will be higher and accounts receivable lower. Conversely, if the autopay run falls subsequent to the reporting period, our cash balance will be lower and accounts receivable higher. During the fourth quarter of fiscal 2004, the last autopay run was collected on July 20th, 2004.

The timing of the payment of our broker commissions also directly affects both our reported cash position and our reported liabilities to our Broker Network. At July 31, 2004, $444 of our current liabilities consisted of commissions payable to brokers, compared to $874 at July 31, 2003. The broker commissions are currently paid in two payments, advance and final. The advance broker commission for any given four-week cycle is paid out one week after the close of that cycle and the final commission payment is paid out three weeks after the close of the cycle. Management accelerated the payment of broker commissions starting in May 2004, reducing the holding time of broker's final commissions from five weeks to three weeks. This change in holding time and reduction in commissions payable to brokers was accomplished by the payment of $212 to the Broker Network in May 2004.

During the 2004 fiscal year, we eliminated 2003 fiscal year end liabilities for legal settlements and fees in the amount of $516, and repaid outstanding debt of $324, including $303 to a related party. See Note 5 - Related Party Transactions of the Notes to Financial Statements. Our cash and cash equivalents position at the 2004 fiscal year end was $215, compared to $104 at July 31, 2003.

Investing Activities

For the fiscal year ended July 31, 2004, we reported net cash provided by investing activities of $421, compared to $69 during fiscal 2003. This cash resulted from proceeds received from the sale of corporate-owned offices and principal payments on the notes incurred to finance these sales. The five corporate-owned offices were sold in fiscal year 2004 for a total of $2,280, with $150 payable on the dates of purchase and the balance financed over five to seven years. The net book value of the offices sold was $447. The carrying values of the notes at July 31, 2004 were $2,000, with a stated interest rate of 3%. The Company assessed the risk associated with carrying these notes for six years and determined a risk-adjusted rate of 6% would be appropriate for valuing the notes. As a result, the discount on the notes is $158 for the year ended July 31, 2004.

This discount will be recognized as interest income over the life of the notes. The Company recognized a gain of $1,654 in fiscal year 2004 after discounting the carrying value of the notes.

Financing Activities

For the fiscal year ended July 31, 2004, we reported net cash used by financing activities of ($324), compared to $5 during fiscal 2003. At July 31, 2004, our working capital was $734, compared to a deficit of ($1,322) at July 31, 2003. We do not have current commitments for financing. As part of our contemplated acquisition activities we may finance a portion of the acquisition cost, as discussed in the following section. We believe that our financial condition is stable and that our cash balances, other liquid assets, and operating cash flows provide adequate resources to fund ongoing operating requirements. However, when practicable, we intend to secure a commercial line of credit for general corporate and working capital purposes. This is expected to provide additional reserve capacity and enable the Company to make certain future capital expenditures related to the growth and expansion of our existing business and the development of new projects.

Fiscal 2005 Plans

During fiscal 2004 we restructured ITEX and reduced overhead in order to attain profitable operations, which included divesting company-owned offices, reducing staff, and moving our principal executive offices to Washington. We were able to utilize the cash generated from our operating and investing activities to strengthen our balance sheet by reducing liabilities and retiring debt.

We intend to continue to implement the ITEX business plan which includes supporting our Broker Network, expanding the ITEX Exchange, enhancing our systems and services, including further website development, developing enhanced software, promoting our brand while seeking new franchisees and members, improving our member retention and customer service performance, and acquiring local and regional exchanges. We believe our success also will continue to rest upon our ability to control our operational costs while engaging in a strategy of controlled growth to ensure the effective performance of our employees, ILBs, franchisees and members. We will continue to seek to direct the financial resources of the Company with greater efficiency on behalf of stockholders.

Revenue growth is expected to be emphasized in fiscal 2005. Revenue for fiscal year ended July 31, 2004, decreased 3% from the prior fiscal year. Although we believe the industry is showing little or no growth at present, part of the reason for the decline has been our own fiscal 2004 emphasis on profits rather than growth. We intend to seek to increase revenues during fiscal 2005, within the context of expanding and enhancing our Broker Network. As part of our contemplated acquisition activities, we may finance a portion of the acquisition cost and recover our investment over a period of time. Our subsequent operational expenditures during fiscal 2005 are expected to further emphasize revenue growth objectives.

We intend to make certain capital investments into the Broker Network designed to stimulate new member growth and increase revenues. These investments may be in the form of upgrades to business technology and office renovation. We are budgeting $250,000 for capital investments during fiscal 2005, which could reduce earnings in the fiscal year.

ITEX Dollars Earned and Expended

We earn ITEX dollars as compensation for management of the ITEX Exchange and as a result of transactions entered into by the Company as a member of the exchange.

During fiscal 2004, we earned 7,041 ITEX dollars and spent 7,319 ITEX dollars. In fiscal 2003, we earned 4,121 ITEX dollars and expended 7,986 ITEX dollars.

MANAGEMENT'S DISCUSSION AND ANALYSIS *(Continued)*

During the fiscal year ended July 31, 2004, we received goods and services using ITEX dollars to pay for such items. As described in the Critical Accounting Policies below, transactions involving ITEX dollars are not reflected in our financial statements. Management believes these goods and services are a necessary part of conducting business. If, in the future, we are unable to pay for such goods and services using ITEX dollars, our cash expenses could increase and potentially reduce operating profits.

Since inflation of the US dollar has been moderate in recent years, inflation has not had a significant impact on our business. Inflation affecting the US dollar is not expected to have a material future effect on our operations. We do not guarantee the utilization of, or market for ITEX dollars. In addition, we can expend ITEX dollars in excess of those credited to our account.

Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue from various cash fees charged in managing the ITEX Exchange when persuasive evidence of an arrangement exists, the transaction has occurred or a cycle period has ended, the charges are fixed and determinable and no major uncertainty exists with respect to collectibility.

We charge members of the ITEX Exchange an association fee of twenty dollars cash each four-week accounting cycle (two hundred and sixty dollars annually) and ten ITEX dollars each cycle (one hundred and thirty ITEX dollars annually) in accordance with its ITEX Exchange member agreements. The ITEX dollars are not reflected in the accompanying financial statements.

We also receive cash transaction fees based on the value of the transaction, from both the buyer and the seller. Members are billed at the end of each four-week accounting cycle. If a member pays automatically by credit card or electronic funds transfer through our Preferred Member

MANAGEMENT'S DISCUSSION AND ANALYSIS *(Continued)*

Autopay system, the cash fee is 5% of the ITEX dollar amount of the member's purchases and sales during the billing period. If a member pays by check or otherwise after receiving a statement at the end of each four-week cycle, the cash fee is 7.5% of the ITEX dollar amount of that member's purchases and sales during the period.

As described below under accounting for ITEX dollar activity, we do not record revenues for ITEX dollars received in transactions with ITEX Exchange members.

Accounting for ITEX Dollar Activity

We receive ITEX dollars every cycle from members and for transactions of goods or services between ITEX and our members. We also expend ITEX dollars in the acquisition of goods or services used in our operations. The Company spends ITEX dollars for broker commissions, co-op advertising, Broker Network sales incentives and other corporate expenses. The Company has historically spent more ITEX dollars than it has earned.

During fiscal 2004, we earned 7,041 ITEX dollars and spent 7,319 ITEX dollars. Neither the revenue nor expenses of ITEX dollars are reflected in the accompanying financial statements.

Transactions that involve the exchange of goods or services for other goods or services are accounted for in accordance with APB 29 and the interpretations contained in EITF 93-11 and 99-17. Accordingly, we generally record transactions at the carrying value of goods or services exchanged, which is typically zero, as the fair values of the goods or services exchanged lack readily determinable fair values within reasonable limits as we have no history of receiving cash in similar transactions, and therefore the earnings process has not been completed.

Valuation of Notes Receivable

We determine a present value of our notes receivable using a risk-adjusted discount rate when we determine that a negotiated interest rate does not properly reflect the risk associated with the notes. If material, the difference between the carrying value and the present value is recorded as a loan discount and is recognized as interest over the life of the loan. As well, we periodically review our notes for possible impairment whenever events or changes in circumstances indicate that the carrying value has been impaired and may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results.
- Change in management of the franchisee or independent licensed broker responsible for the note.

We look primarily to the undiscounted future cash flows in our assessment of whether or not notes receivable risk being uncollectible or unrecoverable.

FACTORS THAT MAY AFFECT FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties concerning our expected performance. All statements that express expectations and projections with respect to future matters may be affected by changes in the Company's strategic direction, as well as developments beyond the Company's control. We cannot assure you that our expectations will necessarily come to pass. Actual results could differ materially because of issues and uncertainties such as those listed in our Annual Report on Form 10-KSB, in the section immediately following "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in that report. We believe that these potential risks and uncertainties include, without limitation: the continuing development of successful marketing strategies for our concepts; our ability to sustain profitability and achieve future revenue growth; our ability to integrate newly acquired exchanges or product lines; the availability of adequate working capital; our dependence both on key personnel and our broker network; our dependence on the value of foreign currency; and the effect of changes in the overall economy and in technology. These factors, among others, may adversely impact and impair our business and should be considered in evaluating our financial outlook.

QUARTERLY STOCK PRICE INFORMATION

The Company's common stock trades on the OTC Bulletin Board under the symbol "ITEX.OB." The range of high and low bid prices for the Company's common stock for each quarter during the two most recent fiscal years is as follows:

Fiscal Year Ended July 31,	**2004**		**2003**	
	High	**Low**	**High**	**Low**
First Quarter	$ 0.17	$ 0.10	$ 0.14	$ 0.10
Second Quarter	$ 0.16	$ 0.10	$ 0.15	$ 0.10
Third Quarter	$ 0.16	$ 0.10	$ 0.21	$ 0.13
Fourth Quarter	$ 0.30	$ 0.13	$ 0.21	$ 0.12

This table reflects the range of high and low bid prices for our common stock during the indicated periods, as published by the OTC Bulletin Board. The quotations merely reflect the prices at which transactions were proposed, and do not necessarily represent actual transactions. Prices do not include retail markup, markdown or commissions.

There were approximately 922 holders of record of our common stock as of July 31, 2004.

DIRECTORS & EXECUTIVE OFFICERS

Steven White

Steven White has been a director of the Company and served as its Chairman since February 2003. Mr. White has served as CEO and Interim CFO of the Company since June 2003. Mr. White is also President of Lakemont Capital, Ltd., a business advisory firm. From 1996 to 2000, he was CEO and President of Ubarter.com, a public company. Ubarter.com was an on-line payment processor for non-cash transactions, originally founded by Mr. White in 1983 as Cascade Trade Association. In June 2000, Mr. White directed the sale of Ubarter.com to Network Commerce, an Internet-based technology infrastructure and services company. From June 2000 to June 2001, Mr. White was a Senior Vice President of Network Commerce.

Eric Best

Eric Best has been a director of the Company since February 2003. He is the founder of MindCorps, an e-commerce systems integrator acquired by Amazon.com in 1999, and Emercis, an e-commerce tools provider acquired by Impressa in 2000. At Amazon.com, Mr. Best helped establish the company's third-party seller programs and early partnerships with leading retailers. He is currently founder and CEO of Mercent, a software venture that enables customers such as GUESS?, Liz Claiborne, and Crabtree & Evelyn to sell through leading online merchandising channels. Mr. Best is also founder and Chairman of Seattle-based Morse Best Innovation, a technical marketing agency serving clients such as Microsoft, Lexmark, and WRQ. He is a graduate of Seattle Pacific University and a member of the SPU Entrepreneurial Studies Council and Society of Fellows. Mr. Best served as a director of Ubarter.com from 1999 to 2000.

John A. Wade

John A. Wade has been a director of the Company since February 2003. He has served since May 1998 as Chief Financial Officer of Aptimus, Inc., a leader in online direct marketing located in Seattle, WA. Prior to joining Aptimus, Mr. Wade served as the CFO and COO for Buzz Oates Enterprises, a real estate development company. He also has worked as the controller for A&A Properties, Inc., an asset management corporation and for Labels West, a manufacturing company; as well as an auditor and taxation specialist at McGladrey and Pullen, an international accounting firm. Mr. Wade has a Bachelor of Science degree in business administration with a concentration in accounting from the San Diego State University School of Business and has been a CPA since 1987. Mr. Wade served as a director of Ubarter.com from 1999 to 2000.

Alan Zimmelman

Alan Zimmelman, has been a director of the Company since February 2003. He has served as an employee of ITEX since June 2003. Prior to serving as a director of the Company, he was primarily engaged since September 1999 as a private investor. From November 1987 until August 1996, he was President of BXI West Los Angeles, a private company involved in the barter business. He has over twenty-five years experience in sales and management, including over 15 years affiliated with companies involved in the barter business, twelve years affiliated with companies in the hotel industry and five years affiliated with companies in hospital administration. He served as Vice President of Operations for Ubarter.com from 1996 through 2000 and as a director from 1997 to 1999. Mr. Zimmelman is not standing for re-election at the annual meeting.

None of the directors are related to any of the past officers or directors of ITEX.
Steven White is Chairman of the Board, CEO and interim CFO.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
ITEX Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of ITEX Corporation as of July 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ITEX Corporation as of July 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended July 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

September 3, 2004
Denver, Colorado

ITEX CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	July 31, 2004	July 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 215	$ 104
Accounts receivable, net of allowance of $100 and $200	721	674
Receivable-corporate office sales (Note 2)	378	57
Prepaid and other current assets	116	153
Total current assets	1,430	988
Property and equipment, net of accumulated depreciation of $3 and $670 (Note 3)	29	158
Purchased member lists, net (Note 4)	—	502
Receivable - corporate office sales, less current portion (Note 2)	1,464	200
Other assets	—	72
Total assets	$ 2,923	$ 1,920
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Long-term debt, notes payable current portion (Note 5)	$ —	$ 324
Accounts payable	105	265
Accounts payable to independent licensed brokers	444	874
Accrued payroll and taxes	99	137
Deferred revenue, current portion	—	67
Accrued audit and legal fees	—	437
Accrued legal settlements	—	79
Other current liabilities	48	127
Total current liabilities	696	2,310
Deferred revenue	—	91
Stockholders' equity (deficit) (Note 7)		
Common stock, $0.01 par value; 50,000 shares authorized; 18,583 and 18,170 shares issued and outstanding, respectively	186	182
Additional paid-in capital	29,377	29,313
Foreign currency translation	—	14
Treasury stock, at cost (2 shares)	(10)	(10)
Accumulated deficit	(27,326)	(29,980)
Total stockholders' equity (deficit)	2,227	(481)
Total liabilities and stockholders' equity (deficit)	$ 2,923	$ 1,920

The accompanying notes are an integral part of the consolidated financial statements.

ITEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	For the fiscal years ended July 31, 2004	2003
Revenue:		
ITEX Exchange revenue	$ 10,283	$ 10,595
	10,283	10,595
Costs and expenses:		
Costs of ITEX Exchange revenue	6,849	6,384
Selling, general and administrative	2,044	3,539
Costs and expenses of regulatory and litigation matters	203	580
Depreciation and amortization	143	547
Proxy costs	13	187
	9,252	11,237
Net income (loss) from operation	1,031	(642)
Other income (expense):		
Other interest income (expense), net	64	(51)
Loss on disposal of equipment	(72)	—
Loss on write-off of note receivable	(24)	—
Gain on sale of corporate-owned offices	1,654	—
Miscellaneous, net	—	66
	1,622	15
Net income (loss)	2,653	(627)
Average common and equivalent shares:		
Basic	18,279	17,733
Diluted	18,279	17,733
Net income (loss) per common share:		
Basic	$ 0.15	$ (0.03)
Diluted	$ 0.15	$ (0.03)

The accompanying notes are an integral part of the consolidated financial statements.

ITEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the fiscal years ended July 31, 2004 and 2003 *(In thousands)*

	Common Stock Shares	Common Stock Amount	Additional paid in capital	Unrealized gain on marketable securities	Accumulated deficit	Foreign Currency Translation	Treasury stock	Total
Balance, July 31, 2002	17,727	$ 177	$ 29,226	$ —	$ (29,353)	$ —	(10)	40
Stock issued to employees and board members	100	1	21	—	—	—	—	22
Stock issued to outside consultants	140	2	27	—	—	—	—	29
Stock issued to new board	160	2	34	—	—	—	—	36
Exercise of stock options	43	—	5	—	—	—	—	5
Foreign Currency Translation	—	—	—	—	—	14	—	14
Net loss	—	—	—	—	(627)	—	—	(627)
Balance, July 31, 2003	18,170	182	29,313	—	(29,980)	14	(10)	(481)
Stock issued to CEO & new board	460	5	73	—	—	—	—	78
Shares re-acquired from departing employees	(263)	(3)	(36)	—	—	—	—	(39)
Shares issued in exchange for options	215	2	28	—	—	—	—	30
Foreign Currency Translation	—	—	—	—	—	(14)	—	(14)
Net Income	—	—	—	—	2,653	—	—	2,653
Balance, July 31, 2004	18,582	$ 186	$ 29,378	$ —	$(27,327)	$ —	$ (10)	$ 2,227

The accompanying notes are an integral part of the consolidated financial statements

ITEX CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)

	Year ended July 31, 2004	2003
Cash flows from operating activities		
Net income (loss)	$ 2,653	$ (627)
Items to reconcile to net cash provided by (used in) operations:		
Gain on sale of corporate-owned offices	(1,654)	—
Recognition of imputed interest from corporate office receivables	(21)	(12)
Loss on disposal of equipment	72	—
Loss on write-off of note receivable	24	—
Stock based compensation, net of cost to reacquire shares from former employees	68	87
Depreciation and amortization	143	548
Change in allowance for uncollectible receivables	100	150
Changes in operating assets and liabilities:		
Accounts receivable	(86)	72
Prepaids and other assets	110	(13)
Accounts payable and other current liabilities	(793)	(415)
Other long term liabilities	—	—
Accounts payable to independent licensed brokers	(430)	194
Deferred revenue	(158)	(58)
Net cash provided by (used in) operating activities	28	(74)
Cash flows from investing activities:		
Proceeds from sales of corporate-owned offices	150	82
Payments received from note receivable	302	—
Net cash used in acquisition of business assets	—	(13)
Purchase of property and equipment	(31)	—
Net cash provided by investing activities	421	69
Cash flows from financing activities:		
Borrowings (repayments) of third party indebtedness	(324)	—
Stock options excercised	—	5
Net cash provided (used in) by financing activities	(324)	5
Effective exchange rate on cash and cash equivalents	(14)	14
Net increase (decrease) in cash and equivalents	111	14
Cash and equivalents at beginning of period	104	90
Cash and cash equivalents at end of period	$ 215	$ 104

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

ITEX Corporation ("ITEX" or the "Company") was incorporated in October 1985 in the State of Nevada. Through its and independent licensed broker ("ILB") and franchise network (together, the "Broker Network") in the United States and Canada, the Company operates a business-to-business payment system for non-cash transactions to its business members for which it acts as third-party record-keeper.

A summary of significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

Revenue Recognition

ITEX recognizes revenue from various cash fees charged in managing the ITEX Exchange when persuasive evidence of an arrangement exists, the transaction has occurred or the cycle period has ended, the charges are fixed and determinable and no major uncertainty exists with respect to collectibility.

The Company charges members of the ITEX Exchange an association fee of twenty dollars cash each four-week accounting cycle (two hundred and sixty dollars annually) and ten ITEX dollars each cycle (one hundred and thirty ITEX dollars annually) in accordance with its ITEX Exchange member agreements. Association fees can be paid by cash, check or by using the Company's Preferred Member Autopay system.

ITEX also receives cash transaction fees based on the value of the transaction, from both the buyer and the seller. Members are billed at the end of each four-week accounting cycle. If a member pays automatically by credit card or electronic funds transfer through the Company's Preferred Member Autopay system, the cash fee is 5% of the ITEX dollar amount of the member's purchases and sales during the billing period. If a member pays by check or otherwise after receiving a mailed statement at the end of each four-week cycle, the cash fee is 7.5% of the ITEX dollar amount of that member's purchases and sales during the period. Currently, approximately 85% of member payments are made automatically through electronic funds transfer or by credit cards using the Preferred Member Autopay system.

As described below under accounting for transactions in ITEX dollars, the Company does not record revenues for ITEX dollars received in transactions with its members.

Ongoing Independent Licensed Broker And Franchise Related Revenue

Independent Licensed Brokers (ILBs) and franchisees are paid a percentage of revenues collected by the Company, which ranges from 50% to 80% depending on the type of transactions of the members they service, net increases in the number of members enrolled during each four-week accounting cycle or by contractual agreement. Receipts are recorded as revenue and payments to ILBs and franchisees are included in costs of sales.

The Company's efforts to expand our Broker Network through the sale of franchises were significantly curtailed in fiscal 2004. As a consequence, franchise sales have not been a significant revenue source for the Company.

Accounting for ITEX Dollar Activities

The Company receives ITEX dollars as part of the association fees assessed every four-week accounting cycle to ITEX Exchange members, interest on member credit lines (ITEX dollar loans) and in some cases, as transaction fees for transactions made by its members. The Company also expends ITEX dollars in the acquisition of goods or services used in its operations. When reasonably determinable, the Company records these transactions at the fair value of the goods or services received. The Company spends ITEX dollars for broker commissions, co-op advertising, Broker Network sales incentives and other corporate expenses. The Company also has the ability to spend ITEX dollars with no obligations to the exchange. The Company has historically spent more ITEX dollars than it has earned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Transactions that originate from the creation of ITEX dollars expended for goods or services do not qualify as exchanges under APB 29 and, accordingly are not reflected in the accompanying financial statements. Transactions that involve the exchange of goods or services for other goods or services are accounted for in accordance with APB 29 and the interpretations contained in EITF 93-11 and 99-17. Accordingly, the Company generally records exchanges at the carrying value of goods or services exchanged which is typically zero, as the fair values of the goods or services exchanged lack readily determinable fair values within reasonable limits as the Company has no history of receiving cash in similar transactions, and therefore the earnings process has not been completed.

IRS Requirements

While the accounting policies described above are used for financial reporting purposes, the Internal Revenue Service requires, for purposes of taxation, that the Company recognize revenues, expenses, assets, and liabilities for all transactions in which the Company either receives or spends ITEX dollars using the ratio of one U.S. dollar per ITEX dollar. The Company accounts for ITEX dollars internally, in addition to cash, in statements to members and independent licensed brokers and in other ways necessary for the operation of the ITEX Exchange and the business of the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its operation in Canada. All inter-company accounts and transactions have been eliminated.

Net Revenue and Deferred Revenue

The Company charges cash association fees to each member and individual cash transaction fees from the buyer and seller. Revenues related to the per cycle association fees and transaction fees are recognized immediately. Revenues related to new membership fees and related commissions are deferred and amortized over the average life of a membership, approximately four (4) years. The Company no longer collects new membership fees, and no new membership fees were received in fiscal 2004.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash and highly liquid investments with maturities at the date of purchase of 90 days or less.

Concentrations of Credit Risk

At July 31, 2004 the Company maintained its major cash balances at one financial institution located in Portland, Oregon and two financial institutions in Canada. The balances are insured by the Federal Deposit Insurance Corporation up to $100 and by the Canadian Deposit Insurance Corporation up to $39.

The Company's cash balances have exceeded these insurable limits periodically throughout the year.

Accounts and Notes Receivable

The Company assesses collectibility of accounts receivable monthly, based on past collection history, and current events and circumstances. Based on our analysis of collectibility, the Company may deem an allowance necessary to offset uncollectable receivables.

The Company periodically reviews the note receivables for possible impairment whenever events or changes in circumstances indicate that the carrying value has been impaired and may not be recoverable. Factors considered important that could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results and a change in management of the franchisee or independent licensed broker responsible for the note.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Property and Equipment
Property and equipment are stated at cost and include those additions and improvements that add to productive capacity or extend useful life. When property or equipment are sold or otherwise retired, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recorded in the statement of operations. The costs of repair and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over useful lives of three to seven years.

Intangible Assets
The Company currently does not have any intangible assets.

Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. At July 31, 2004, the Company determined no impairment was appropriate.

Other Assets
The Company accounts for holdings of equity securities of other companies pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The Company's equity securities generally qualify under the provisions of SFAS No. 115 as available for sale. As of July 31, 2004 the Company was not holding any such securities.

Advertising Expenses
The Company expenses all advertising as incurred.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Income (Loss) Per Share
The Company prepares its financial statements in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires presentation on the face of the statement of operations for both basic and diluted earnings per share. Basic earnings per share excludes potential dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Fair Value of Financial Instruments
All of the Company's significant financial instruments are recognized in its balance sheet. The carrying value of financial assets and liabilities generally approximates fair value as of July 31, 2004.

Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenue, expenses, gains and losses, and disclosures about contingent assets and liabilities. Significant estimates include the fair value of non-monetary transactions, various litigation matters described herein and the recoverability of certain intangible assets. Actual results may vary from estimates and assumptions that were used in preparing the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Reclassifications

Certain reclassifications have been made to the financial statements of prior years to conform to the July 31, 2004 presentation. Such reclassifications had no effect on the results of operations or stockholders' equity.

Recent Accounting Pronouncements

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies the accounting and reporting for derivative instruments, including instruments embedded in other contracts such that contracts with comparable characteristics are accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. Currently we do not expect SFAS No. 149 to have a material effect on our financial statements.

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. Many instruments that were previously classified as equity will be required to be reported as liabilities under SFAS No. 150. This statement is effective for financial instruments entered into or modified after May 31, 2003 and at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable instruments. Currently we do not expect SFAS No. 150 to have a material effect on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity under certain conditions. The Company does not have any involvement in variable interest entities. The adoption of FIN 46 did not have a significant impact on the Company's results of operations, financial position or cash flows.

In March 2004, the Financial Accounting Standards Board (FASB) approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting provisions of EITF 03-1 are effective for all reporting periods beginning after June 15, 2004, while the disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of EITF 03-1 and does not believe the impact will be significant to the Company's overall results of operations or financial position.

Stock-Based Compensation

We have an equity incentive plan, which allows for the grant of nonqualified and incentive stock options and stock awards to eligible employees, directors, officers or consultants. As of July 31, 2004 there were no common stock options outstanding. During fiscal 2004, 675 shares of vested stock were issued to employees and directors and 1.325 million shares were available for future grants under the plan. The Company accounts for stock-based compensation in accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by FASB Statement No. 148. Statement 123 allows for the Company to account for its stock option plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method. An alternative method of accounting for stock options is SFAS 123. Under SFAS 123, employee stock options are valued at grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period. A summary of the difference between the fair value and intrinsic value methods and the pro forma net income and net loss per share amounts for the years ended July 31, 2004 and 2003 had the Company adopted the fair value-based method of accounting for stock-based compensation is set forth in Note 7.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 2 - CORPORATE OFFICE RECEIVABLES

During fiscal 2004 the Company sold its five remaining corporate-owned offices to franchisees and an independent licensed broker. The total sale amount for all offices sold since 2001 is $2,695, with prices ranging from $30 to $800. The aggregate total owed to the Company on July 31, 2004 is $1,842. Balances owed range from $13 to $613. Payoff dates for the loans are scheduled between 2005 and 2011.

Sale Amount	Balance at July 31, 2004	Current Portion	Long-Term Portion
$ 2,695	$ 1,842	$ 378	$ 1,464

The offices sold in fiscal year 2002 for a total of $415. The net book value of the offices sold was $112, (consisting of $8 in fixed assets and $104 in member lists). The Company recognized a gain of $303. In April 2004, a note receivable from 2002, valued at $84, went into default. In the third quarter of 2004, the Company took a $60 allowance against the note. In the fourth quarter 2004, the Company deemed the note to be uncollectible and wrote-off the remaining $24.

The offices sold in fiscal year 2004 for a total of $2,280 with $150 payable on the dates of purchase. The net book value of the offices sold was $447 (consisting of $44 in fixed assets and $403 in member lists). The Company recognized a gain of $1,654 in fiscal year 2004 after discounting the carrying value of the notes $179.

The Company financed $2,130 of the corporate-owned offices sold in the first, second and third quarters of fiscal year 2004. The carrying values of the notes at July 31, 2004 were $2,000, with a stated interest rate of 3%. The Company assessed the risk associated with carrying these notes for six years and determined a risk-adjusted rate of 6% would be appropriate for valuing the notes. As a result, the discount on the notes is $158 for the year ended July 31, 2004. This discount is being recognized as interest income over the life of the notes.

NOTE 3 - PROPERTY AND EQUIPMENT

Fixed Asset Type	Estimated Useful Life	Balance July 31, 2004	Accumulated Depreciation July 31, 2004	Net Book Value
Computers	5 years	$ 14	$ 2	$ 12
Software	3 years	2	0	2
Equipment	7 years	2	0	2
Furniture	7 years	13	0	13
		$ 31	$ 3	$ 28

Property and equipment is depreciated using the straight-line method over the asset's estimated useful life. Depreciation expense for property and equipment was $44 and $108 for the fiscal years ending July 31, 2004 and 2003, respectively. The Company, during the fourth quarter, also adjusted $745 of fully depreciated property and equipment that the Company no longer possesses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 4 - PURCHASED MEMBER LISTS

Changes in the carrying amount of member lists for the year ended July 31, 2004 are summarized as follows:

Balance as of July 31, 2003	$	502
Amortization	$	(99)
Assets disposed with office sales	$	(403)
Balance as of July 31, 2004	$	—

NOTE 5 - NOTES PAYABLE

There was no related party transactions during the quarter ended July 31, 2004.

As of December 31, 2003, we carried a $300 short-term note payable to our Chairman, who on October 2, 2003 loaned the Company funds to pay off a pre-existing $300 short-term note payable to an individual. The loan was used to pay off the note balance, which had accrued to $345, in exchange for a one-year secured promissory note with interest at 8%. The loan was paid in full on January 7, 2004, including interest of $3.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company conducts a portion of its business utilizing leased facilities in various cities in which it operates. Certain lease agreements provide for payment of insurance, maintenance and other expenses related to the leased property. Certain lease agreements also provide an option for renewal at varying terms. The Company also leases a portion of its equipment and furniture under operating leases. The aggregate future minimum commitments under operating leases are as follows:

Fiscal year ending July 31,		
2005		63
2006		52
2007		26
	Total	$ 141

Office rent expense for the periods ended July 31, 2004 and 2003 amounted to $110 and $248, respectively. Equipment rent expense for the periods ended July 31, 2004 and 2003 amounted to $50 and $71, respectively.

Legal Proceedings

All litigation from fiscal 2003 was settled during fiscal 2004. We are currently not party to any material legal proceedings.

The Company is subject from time to time to claims and litigation incurred in the ordinary course of business, which management believes will not have a material effect on the financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 7 - STOCKHOLDERS' EQUITY

Stock Option and Stock-Based Compensation

The Company has a 2004 Equity Incentive Plan ("2004 Plan"), which allows for the grant of nonqualified and incentive stock options and stock awards to eligible employees, directors, officers or consultants. The 2004 Plan was adopted by stockholders on March 15, 2004, to supercede prior incentive stock option plans and be utilized for all new stock option and equity incentive grants. Under the 2004 Plan, 2.0 million shares of common stock are reserved and available for grant and issuance. During fiscal 2004, 675 shares of vested stock were issued to employees and directors and as of July 31, 2004, 1.325 million shares were available for future grants under the 2004 Plan. As of July 31, 2004 there were no common stock options outstanding.

The following summarizes stock option activity for the fiscal years ended July 31, 2004 and 2003 (actual numbers):

	Number of Options		
	Available	Granted	Option Price per Share
Balance, July 31, 2002	2,302,000	2,200,000	$0.40 - $6.13
Granted	(70,500)	70,500	$0.11 - $0.13
Cancelled	2,080,000	(2,080,000)	$0.40 - $6.13
Balance, July 31, 2003	2,744,500	190,500	$0.08 - $6.13
Granted		—	
Cancelled		(190,500)	$0.08 - $6.13
Balance, July 31, 2004	1,325,000	—	

The Company accounts for stock-based compensation in accordance with. FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123 allows for the Company to account for its stock option plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method. An alternative method of accounting for stock options is SFAS 123. Under SFAS 123, employee stock options are valued at grant date using the Black-Scholes valuation model, and this compensation cost is recognized ratably over the vesting period.

The following table summarizes the difference between the fair value and intrinsic value methods and the pro forma net income and net loss per share amounts for the years ended July 31, 2004 and 2003 had the Company adopted the fair value-based method of accounting for stock-based compensation.

	Years ended July 31,	
	2004	2003
Difference between fair value and intrinsic value methods (additional compensation expense)	$ —	$ 5
Net (loss) income	$ 2,653	$ (627)
Net (loss) income per share - basic	$ 0.15	$ (0.04)
Net (loss) income per share - diluted	$ 0.15	$ (0.04)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

There were no stock option grants in fiscal 2004. In addition, all outstanding options expired or were cancelled in fiscal 2004. For fiscal 2003, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in fiscal 2003: dividend yield of zero, expected average annual volatility of 148%, average annual risk-free interest rate of 3.5%, and expected lives of five years.

Statement 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.

Shares Issued

During fiscal 2004, 675 shares of vested stock were issued to employees and directors. The effect of these transactions was an increase of $7 in common stock and $101 in additional paid-in capital. Shares issued during fiscal 2004 include an annual grant to board members of 40 shares each in lieu of cash compensation, and an aggregate total of 515 shares of vested stock issued to employees of the Company valued at $77 in consideration for services and the forfeiture of 141 previously issued employee stock options. The Company expensed all equity-based compensation in fiscal 2004.

NOTE 8 - INCOME TAXES

No income tax expense or benefit has been provided in the financial statements. The Company has utilized net operating loss carry forwards to eliminate any current income tax payables. Additionally the Company has taken a full valuation allowance against its deferred tax assets resulting in no deferred tax expense or benefit being recorded.

The computed income tax expense (credit) differs from applying the U.S. federal income tax rate due to income and losses before income taxes for the years ended July 31, 2004 and 2003 and because of realization of net operating losses in the year ended July 31, 2003. The following reconciles expected income tax effects at a range of 34% to the provision (credit) for income taxes:

	Years ended July 31,	
	2004	2003
Taxes at U.S. federal statutory rate	$ 902	$ (214)
Change in deferred tax valuation allowance other than realization of net operating loss	(729)	214
Other, net	(173)	—
Tax expense (benefit)	$ —	$ —

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at July 31, 2004 and 2003 are presented below:

	Years ended July 31, 2004	2003
Deferred tax assets:		
Net trade activity included for income tax purposes not recognized for financial reporting	$ —	$ —
Investments and assets impaired for financial reporting not disposed of for tax purposes	—	1,051
Amortization	—	557
Net operating loss carryforward	6,917	5,657
Other	38	554
	$ 6,955	7,819
Net deferred tax assets	6,955	7,819
Valuation allowance	(6,955)	(7,819)
	$ —	$ —

The Company has accumulated net operating losses, amounting to $19,765 that are set to expire between fiscal 2013 and 2022.

In assessing the realizability of deferred tax assets, management considers whether it is more likely that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generating of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. At this time, management has concluded that it is uncertain if the Company will realize the benefits of these deductible differences, as there can be no assurance that the Company will generate the necessary taxable income in any future periods.

NOTE 9 – 401(k) SAVINGS PLAN

Prior to January 2004, employees of the Company were eligible to participate in a 401(k) savings plan, whereby the employees could elect to make contributions pursuant to a salary deduction agreement upon meeting age and length of service requirements. In December 2003, the Company initiated steps to terminate the 401(k) plan effective January 1, 2004. As a result, all employee contributions to the plan ceased and plan participants were notified of the dissolution of the plan and requirements for distribution of funds contributed. The Company did not match any contributions to the plan for the years ended July 31, 2004 and 2003. The Company anticipates initiating a new 401(k) savings plan during 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Financial Accounting Standards Board Statement No. 107 requires the disclosure of fair value for financial instruments. The following disclosures are made in accordance with the requirements of that Statement. The estimated fair value has been determined by the Company using appropriate valuation methodologies and available or quoted market information.

	Carrying Amount	Fair Value
Assets		
Cash	$ 215	$ 215
Accounts receivable	$ 721	$ 721
Corporate office receivable, current	$ 378	$ 378
Corporate office receivable, long term	$ 1,464	$ 1,464
Liabilities		
Accounts payable	$ 105	$ 105
Accounts payable to broker	$ 444	$ 444

The carrying values of cash, accounts receivable, notes receivable, accounts payable, and portion of receivables due to independent licensed brokers and franchisees approximates their fair value at July 31, 2004. We deem the long-term portion of the corporate office receivable carrying value approximates the fair value at July 31, 2004, as there has been no significant change in interest rates from the origination date of these receivables.

The fair value of current and long-term portions of long-term indebtedness is based on rates currently available to the Company for debt of similar terms and remaining maturities. There are no quoted market prices for the debt or similar debt.

NOTE 11 – RELATED PARTY TRANSACTIONS

As of December 31, 2003, we carried a $300 short-term note payable to our Chairman, who on October 2, 2003 loaned the Company funds to pay off a pre-existing $300 short-term note payable to an individual. The loan was used to pay off the note balance, which had accrued to $345, in exchange for a one-year secured promissory note with interest at 8%. The loan was paid in full on January 7, 2004.

As of July 31, 2003 the Company paid Lakemont Capital $35 related to the proxy contest at the annual shareholder meeting in February 2003. At July 31, 2003 Lakemont Capital was due $20. Lakemont Capital, Ltd. is an affiliate of the current CEO and Chairman of the Board of ITEX Corporation. Lakemont Capital was paid in full on October 10th, 2003.

ITEX

we help you do business

BOARD OF DIRECTORS

Steven White
Chairman of the Board

Eric Best
Director

John A. Wade
Director

Alan Zimmelman
Director

EXECUTIVE OFFICERS

Steven White
Chief Executive Officer
Interim Chief Financial Officer

INDEPENDENT AUDITORS

Ehrhardt Keefe Steiner & Hottman PC
7979 East Tufts Avenue
Denver, CO 80237-2843

OUTSIDE LEGAL COUNSEL

Stephen Tollefsen
Tollefsen Business Law PC
Everett Mutual Tower
2707 Colby Avenue, Suite 1116
Everett, Washington 98201

TRANSFER AGENT

OTR, Inc.
317 SW Alder, Suite 1120
Portland, OR 97204

CORPORATE HEADQUARTERS

ITEX CORPORATION
3625 132nd Ave. SE, Suite 200 • Bellevue, WA 98006-1323
phone 425.463.4000 • fax 425.463.4041
www.itex.com ◦ Stock Symbol: ITEX.OB

An electronic copy of the Company's Form 10-KSB for the year ended July 31, 2004, as filed with the Securities and Exchange Commission is available upon request. Requests should be directed to Alan Zimmelman, alan@itex.com.
You may contact the Board of Directors directly by email, board@itex.com. For access to additional financial information, visit the Investor Relations website online at: www.itex.com/investorinfo.

ITEX CORPORATION
3625 132nd Ave. SE, Suite 200 • Bellevue, WA 98006-1323
phone 425.463.4000 • fax 425.463.4041
www.itex.com • Stock Symbol: ITEX.OB